UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event
reported): January 7, 2022

The Jones Financial Companies, L.L.L.P.

(Exact Name of Registrant as Specified in Its Charter)

Missouri	0-16633	43-1450818
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

12555 Manchester Road, Des Peres, Missouri	63131
(Address of Principal Executive Offices)	(Zip Code)

(314) 515-2000

(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	N/A	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02. Results of Operations and Financial Condition.

The Jones Financial Companies, L.L.L.P. (the "Partnership" or the "Firm"), including the principal operating subsidiary of the Partnership, Edward D. Jones & Co., L.P. (collectively, "Edward Jones"), is disclosing certain of its results of operations related to calendar year 2021. The full text of this information is attached hereto as Exhibit 99.1.

The information contained in this Item 2.02 and Exhibit 99.1 attached hereto shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall such information or exhibit be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the "Securities Act"), except as shall be expressly set forth by specific reference in such filing.

Item 3.02. Unregistered Sales of Equity Securities.

On January 7, 2022, the Partnership offered subordinated limited partnership interests (the "SLP Interests"), which are fully described in the Partnership's Twenty-First Amended and Restated Agreement of Registered Limited Liability Limited Partnership, dated September 1, 2021 (which was filed as Exhibit 3.1 to the Partnership's Current Report on Form 8-K on September 7, 2021). The Partnership issued the SLP Interests pursuant to Section 4(a)(2) under the Securities Act, in a privately negotiated transaction and not pursuant to a public offering or solicitation, to current general partners and retiring general partners of the Partnership for an aggregate price of $52,326,319.

Item 9.01. Financial Statements and Exhibits.

(d)   Exhibits.

   99.1   Certain results of operations related to calendar year 2021 disclosed by the Partnership on January 12, 2022.

   101   Cover Page Interactive Data File (embedded within the Inline XBRL document)

EXHIBIT INDEX

Exhibit Number	Description
99.1	<u>Certain results of operations related to calendar year 2021 disclosed by the Partnership on January 12, 2022.</u>
101	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE JONES FINANCIAL COMPANIES, L.L.L.P.

Date: January 12, 2022

By: /s/ Andrew T. Miedler
      Name: Andrew T. Miedler
      Title: Chief Financial Officer

Exhibit 99.1

Edward Jones Announces Results for Full-Year 2021

The Jones Financial Companies, L.L.L.P. (the "Partnership" or the "Firm"), including the principal operating subsidiary of the Partnership, Edward D. Jones & Co., L.P. (collectively, "Edward Jones"), is pleased to announce its full-year 2021 results.

The Firm's purpose is to partner for positive impact to improve the lives of its clients and colleagues and better its communities and society. The Firm continues to strive to help serious, long-term individual investors achieve their financial goals by understanding their needs and implementing tailored solutions. Throughout 2021, Edward Jones served more than 7 million clients in the U.S. and Canada.

The Firm ended the year with $1.8 trillion of client assets under care, a $276 billion increase from 2020, due to increases in the market value of client assets, as well as the cumulative impact of net new assets gathered during the year. Net new assets increased 41% to $93 billion in 2021 compared to 2020. Edward Jones ended 2021 with 18,823 financial advisors, a decrease of 402 compared to 2020. This was due to the Partnership gradually restarting hiring following a temporary pause on the recruitment of non-licensed financial advisors in 2020, together with an intentional strategy to grow its impact by offering a plan and resources for both current financial advisors and new hires to promote branch team success.

Net revenue in 2021 was $12.3 billion, a 22% increase compared to 2020, reflecting a 28% increase in fee revenue. Fee revenue increased to $10.4 billion in 2021 from $8.2 billion in 2020, primarily due to higher average market increases, as well as the cumulative impact of net asset inflows into advisory programs.

Operating expenses increased 22% to $10.7 billion in 2021 compared to 2020, primarily due to an increase in financial advisor and variable compensation. Financial advisor compensation increased largely due to an increase in revenues on which commissions are earned. Variable compensation increased due to increases in the Partnership's profitability, including an increase in the number of profitable branches and an overall increase in branch profitability. The Firm benefitted from ongoing cost savings, including limits on travel and in-person events due to the coronavirus pandemic.

Net income before allocations to partners increased 25% to $1.6 billion in 2021 compared to 2020.

Exhibit 99.1

Financial Highlights
(unaudited, $ in millions, unless otherwise noted)

	December 31,			
	2021	**2020**	**Change**	**% Change**
Financial Advisors (at year end)	18,823	19,225	(402)	-2%
Client Assets Under Care (at year end) (billions)	$ 1,822	$ 1,546	$ 276	18%
Net New Assets for the Year (billions)	93	66	27	41%

	For the years ended December 31,			
	2021	**2020**	**$ Change**	**% Change**
Net Revenue				
Fee Revenue	$ 10,424	$ 8,175	2,249	28%
Trade Revenue	1,719	1,719	-	0%
Other Revenue, net	136	169	(33)	-20%
Total Net Revenue	12,279	10,063	2,216	22%
Total Operating Expenses	10,674	8,778	1,896	22%
Net Income Before Allocations to Partners	$ 1,605	$ 1,285	$ 320	25%